Exhibit 99.1

John M. Durkee, PE  4915 South Newport Avenue  Tulsa, Okla. 74105-4619
voice 918-381-9292   fax 918-742-0624

North Texas Energy Corporation

Milam County Lease Group

Reserve Analysis for
December 31, 2013

Prepared

by

John M. Durkee, PE

John M. Durkee, PE  4915 South Newport Avenue  Tulsa, Okla. 74105-4619
voice 918-381-9292   fax 918-742-0624

December 31, 2013

Mr. Kevin Jones, CEO/Director
North Texas Energy, Inc.
5057 Keller Springs Road, Suite 300
Addison, Texas 75001

Re:  Reserve Analysis, Milam County Lease Group, 125.75 acres +/-,  All Located in the Jose Leal Six League Grant Survey, Milam County, Texas

Dear Mr. Jones:

At your request, I have examined the data contained in North Texas Energy’s well record files, reserve reports prepared previously by me and others, public records, the Railroad Commission’s database, the NRIS database, and my private files.

I certify that I am a Consulting Petroleum Engineer, registered with the State of Oklahoma, State Board of Registration for Professional Engineers and Land Surveyors, Number 14481 and that I hold no equity position in the Company.

Purpose

The purpose of this report is to estimate the oil reserves of North Texas Energy, Inc. and to outline the progress of the Company toward recovery of those reserves.  The effective date of this report is December 31, 2013

I have prepared this Reserve Estimate using the new US Securities and Exchange Commission rules effective for registration statements filed on or after January 1, 2010 for use by potential investors in the evaluation of the proposed exploration drilling and rework program of the Company in Texas.

The Company

North Texas Energy, Inc. is an ‘Enhanced Oil Recovery’ company whose primary function is to increase the ultimate recovery of oil and gas from the wells it presently owns or will drill or acquire in the future in order to maximize value to it’s stockholders. All (100%) of the registrant's reserves are covered by this report and all are located in the state of Texas.

NTE uses methods endorsed by the DOE that unlock oil that was previously unmovable. These techniques are proprietary and for the most part are low impact upon the surface of the land. NTE’s locations utilize a small footprint of a few hundred square feet rather that the several acres typically lost to use by the surface owner.

John M. Durkee, PE  4915 South Newport Avenue  Tulsa, Okla. 74105-4619
voice 918-381-9292   fax 918-742-0624

Sources of Data and Assumptions

Maps of structure and zone thickness have been begun based upon the logs run at the time of the Mechanical Integrity Test. Sand thickness originally thought to be a net fifteen feet of oil sand has proved to be as much as fifty feet. Production from this interval has little water even though the  additional sand thickness is deeper and lower structurally than most of the wells that are now producing, indicating the relative lack of an oil water contact in the Minerva sand in the immediate area.

Volumetrics were computed by standard formulae and have been adjusted for criteria discussed with engineers of the US Securities and Exchange Commission at the time of registration. North Texas Energy’s stated purpose is to be an enhanced recovery oil producer.  It’s focus is on recovering the oil other companies gave up on decades ago because it was too difficult or impossible to produce with technology existing at the time.

The Microbial Enhanced Oil Recovery technique is now in use on this group of leases. In a report conducted by the DOE and the Venezuelan Ministry of Energy and Mines, concluded that, “MEOR has two distinct advantages: 1) microbes do not consume large amounts of energy, and 2) the use of microbes is not dependent on the price of crude oil, as compared with other EOR processes. Because microbial growth occurs at exponential rates, it is possible to produce large amounts of useful products rapidly from inexpensive and/or renewable resources. Thus, MEOR has the potential to be more cost-effective than other EOR processes.”

Test results of the first oil and water production samples have been received. Paraffin was measured at 11.9% rather that the 4.8% referenced in the Austral Engineering Report. This would substantiate the notation that only 40,000 barrels of the estimated 12.58 MMBO original oil in place in this part of the Minerva Rockdale field was produced by primary production techniques, since the reservoir would have rapidly healed itself through coagulation of the paraffin in the perforations.

A recent inspection trip to the Balch lease indicated that the infrastructure necessary to operate has been installed:  a new tank battery, new heater/treater, new flow lines, new electric lines and associated switchgear, cement pads for new pumping units, new tubing, rods and well plumbing. The six wells of the first phase were all pumping and putting oil into the oil tanks and water into the water tank. This demonstrates that NTE has a thorough grasp of the equipment and operational considerations necessary to operate an oilfield and effectively produce oil.

As oil production and continued efforts toward returning abandoned wells to production demonstrate the validity of calculations of theoretical original oil in place and the effectivness of the enhanced recovery techniques, those projected barrels are now starting to be counted as stock tank barrels produced.

John M. Durkee, PE  4915 South Newport Avenue  Tulsa, Okla. 74105-4619
voice 918-381-9292   fax 918-742-0624

Regulation, Risk and Uncertainy

EOR and production operations are subject to various types of regulation at the federal, state and local levels. The regulations include maintaining bonding requirements to rework or operate wells, defining potential well locations, specifying well casing integrity, plugging and abandoning well statutes, and the surface use and restoration of properties on which wells are operated. Operations are also subject to various conservation laws and regulations. These include the regulation of spacing or proration of wells (the density of wells in a given field). In addition, state conservation laws establish maximum rates of production from oil and natural gas wells. The effect of these regulations is to limit the amounts of crude oil and natural gas that can be produced from the Company’s wells.

Because federal, state and local statutes, rules, and regulations undergo constant review and often are amended, expanded, and reinterpreted, it is difficult to predict the future cost or impact of regulatory compliance. However, thoroughly understanding and adhering to federal, state, and local regulations will greatly reduce the operational costs associated with operating an oil and gas company.

The process of estimating oil and natural gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, engineering, and economic data for each reservoir. As a result, the estimates are inherently imprecise evaluations of reserve quantities and could materially affect the quantity and value of the reported reserves. Actual future production of recoverable oil and gas reserves may vary substantially from those assumed in the estimates.

Reserve Potential of North Texas Energy, Inc. as of December 31, 2013

Estimated Net Reserves and Income Data
Certain Leasehold Interests of North Texas Energy – Total Net Direct Interests
As of December 31, 2013

Net Remaining Reserves	Proved	Proved	Total
	Developed	Undeveloped
	Producing	Non-Producing	Proved

Oil/Condensate – STBO	365,319	430,680	795,999
Gas – MMCF	0	0	0

Income Data (M$)
Future Gross Revenue	35,659	42,039	77,697
Deductions	9,802	9,858	19,660
Future Net Income (FNI)	25,857	32,181	58,037

Discounted FNI @ 10%	13,413	18,220	34,633

John M. Durkee, PE  4915 South Newport Avenue  Tulsa, Okla. 74105-4619
voice 918-381-9292   fax 918-742-0624

Summary & Conclusions

Based upon the thirty percent of ‘Original Oil In Place’ standard used by most reservoir engineers for estimating actual producable oil by conventional and secondary production techniques, the OOIP for the leases presently owned by North Texas Energy appears to have been 1,809,997 reservoir barrels; of these barrels 1,292,860 are bound to sand grains or chemically bonded to shales and are not movable by conventional technology.

Applying the formation volume factor to reservoir barrels to account for shrinkage as the barrel changes location from several atmospheres of pressure in the reservoir to the surface results in 449,684 stock-tank barrels of crude oil being the original reserves available for production before initial drilling. From this must be deducted the 6,020 barrels of oil sold through December 31, 2013. This leaves 443,664 stock-tank barrels of crude oil as the gross reserves remaining to the mineral estate.

Deducting the Royalty payable to the Mineral owners results in 365,345 stock tank barrels of crude oil being the net reserves remaining in the ‘Proved Developed Producing’ category to North Texas Energy in the existing wells as they are presently completed.

In addition, there appear to be 430,680 stock-tank barrels of crude oil in the ‘Proved Undeveloped Non-producing’ reserve category based upon future development drilling of the leases.

It is the opinion of the author, that the Company’s Plan, as summarized in this Report, has a reasonable opportunity of commercial success.

Qualifications

Mr. Durkee is a Consulting Petroleum Engineer, registered with the State of Oklahoma, State Board of Registration for Professional Engineers and Land Surveyors, number 14481.  He has initiated projects through geological and satellite studies, managed drilling and completion programs and operated oil and gas producing properties.   He has designed and operated gas pipelines, an LPG extraction plant and several waterfloods, MEOR and polymer floods throughout the Mid-continent region.

He is native to the city of Tulsa and has been the operator of wells in Texas and Oklahoma since 1972.

John M. Durkee, PE  4915 South Newport Avenue  Tulsa, Okla. 74105-4619
voice 918-381-9292   fax 918-742-0624

Consent

John M. Durkee has consented to the inclusion of this Report in the Annual filing in the form and context in which it appears and has not withdrawn this consent before lodgment of the relevant registration statement with the U. S. Securities and Exchange Commission (SEC).

A copy of this report was given to and reviewed by North Texas Energy, Inc. for comment on any factual errors; however, the analysis and conclusions contained herein are those of the author alone.